Exhibit 1

FOR IMMEDIATE RELEASE

July 21, 2004

NOVA Chemicals Corporation announces intention to repurchase shares

Pittsburgh, PA – NOVA Chemicals Corporation announced today that its Board of Directors has authorized a normal course issuer bid to repurchase shares through the Toronto Stock Exchange (TSX).  Under the rules of the TSX, NOVA Chemicals may purchase up to a maximum of 10% of its “public float” or 7,533,151 of its common shares.

“We believe that current market conditions and our balance sheet strength make this an opportune time to purchase NOVA Chemicals’ common shares,” said Jeffrey M. Lipton, NOVA Chemicals’ President and Chief Executive Officer.  “We also believe that the normal course issuer bid is in the best interest of our shareholders and represents an effective use of the company’s financial resources.”

The company expects to commence the issuer bid on July 26, 2004, and to begin purchasing shares on or about that date.  The normal course issuer bid will continue until the earlier of July 25, 2005, or the date the company has purchased the maximum number of common shares permitted under the bid, or otherwise terminates the bid. As of June 30, 2004, the company had 87,738,039 common shares issued and outstanding and the “public float” was 75,331,517 common shares.

NOVA Chemicals is a focused, commodity chemical company that produces ethylene, polyethylene, styrene monomer and styrenic polymers, which are used to manufacture a wide range of consumer and industrial goods.  NOVA Chemicals distributes its products from 18 operating facilities that include: eight sites in the United States, six locations in Canada, two in France, one in the Netherlands and one in the United Kingdom.  The company also has five technology centers that support research and development initiatives.  NOVA Chemicals Corporation shares trade on the Toronto and New York stock exchanges under the trading symbol NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Forward Looking Statements

The information in this news release contains forward-looking statements with respect to NOVA Chemicals.  By their nature, these forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include uncertainties regarding future market conditions and financial resources, and other risks detailed from time to time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals and its subsidiaries or affiliated companies.  There can be no assurances that any or all common shares will be purchased in the normal course issuer bid or as to the timeframe of any such purchases.

Media inquiries, please contact:

Greg Wilkinson – Vice President, Public Affairs

Tel:     412.490.4166

E-mail:  wilkinga@novachem.com

Investor Relations inquiries, please contact:

Beth Eckenrode – Vice President, Investor Relations

Tel:     412.490.4331

E-mail:  eckenrb@novachem.com

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